SGL CARBON AG o  P.O.Box 5020 o  65040 Wiesbaden      Head Office

                                                      Chief Financial Officer
United States
Security and Exchange Commission                      Sten Daugaard
Lynn A. Dicker                                        Phone  +49 611 6029-215
Division of Corporation Finance                       Fax    +49 611 6029-201
450 Fifth Street, N.W.                                sten.daugaard@sglcarbon.de
Washington, DC 20549
USA                                                   11/14/05


Dear Ms. Dicker, dear Ms. Tillan:

This letter is in response to the comment letter dated September 15, 2005, from Ms. Dicker to Mr. Sten Daugaard, Chief Financial Officer of SGL Carbon Aktiengesellschaft (the "Company" or "SGL"), regarding the comments of the Staff of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 20-F for the year ended December 31, 2004.

This letter contains our supplemental responses to your comments. For your convenience, we have followed the format of your letter and have included each of your comments as a preface to each of our responses.

In connection with our responses to the Staff's comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional questions upon review of our responses or may request supplemental information. We welcome any questions you may have regarding our responses and look forward to working with you to enhance our disclosure in future filings with the Commission.


Form 20-F for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------
Item 15. Controls and Procedures, page 123
------------------------------------------

1. We note your statement that the chief executive officer and chief financial officer have performed an evaluation of your disclosure controls and procedures "within 90 days prior to the date of this annual report". Please revise your disclosure in future filings to state your conclusions as of the end of the period covered by the report. Please refer to Item 15 of Form 20-F.


Chairman of supervisory board:                           SGL CARBON AG
Max Dietrich Kley                                        Head Office

Board of Management:                                     Rheingaustrasse 182
Robert J. Koehler                                        65203 Wiesbaden/Germany
Theodore H. Breyer                                       Phone  +49 611 6029-0
Sten Daugaard                                            Fax    +49 611 6029-101
Dr. Hariolf Kottmann                                     www.sglcarbon.com

Corporate domicile: Wiesbaden
Registration court Wiesbaden
HRB 9448

Response SGL:

We appreciate the Staff permitting the Company to make this change on a prospective basis. We will include a revised disclosure in future filings stating our conclusions are as of the end of the period covered by the report.


Consolidation methods, page F-8
-------------------------------

2. We note your disclosures on page F-14 that "four small Acotec companies have no longer been included in the scope of consolidation". On page F-14 you disclose that only "significant subsidiaries" are included in the consolidation and on page F-15 that "a total of 20 subsidiaries were not included in the consolidation". Item 17 (b) of Form 20-F requires that the financial statements of a foreign private issuer disclose an information content substantially similar to financial statements that comply with US GAAP and Regulation S-X. Ordinarily, consolidation of all controlled subsidiaries is necessary to meet this requirement, regardless of the GAAP being used. An accounting policy that excludes subsidiaries from consolidation on the basis that they are individually immaterial would not satisfy this requirement. Please revise or advise.

Response SGL:

We agree with the Staff that under US GAAP as well as IFRS all subsidiaries should be included in our consolidation. The Company's policy is to consolidate all subsidiaries. However, the Company operates in a decentralized accounting environment and has a number of small subsidiaries. Therefore, as a matter of convenience, we did not include some of the smaller subsidiaries in our consolidation due to the cost and effort involved in completing the consolidation on a timely basis. Additionally, the financial information that is available is prepared on a statutory basis, and the Company has not yet completed the process necessary to prepare full IFRS and US GAAP financial statements for these subsidiaries.

To analyze the materiality of excluding these subsidiaries from consolidation, we used the statutory results of the non-consolidated subsidiaries (after the elimination of transactions with the consolidated group) for 2003 and 2004, which are expected to approximate IFRS and US GAAP results, and these are summarized below and compared to the consolidated results:

                                                     2003         2004
                                                   (euro)000    (euro)000
                                                  ------------ -----------
Consolidated net sales                                915,800     926,200
Net sales of non consolidated subs                     16,694      23,571
Percent of sales                                        1.82%       2.54%

Consolidated net loss                                 -50,300     -81,700
Net loss of non-consolidated subs                      -2,859        -299
Percent of net loss                                     5.68%       0.37%



Based on the estimated results noted above, we concluded that the impact of not consolidating these subsidiaries is not material from a quantitative perspective for the years ended December 31, 2004 and 2003. As stated above, the Company has not yet completed the process necessary to prepare full IFRS and US GAAP financial statements for these subsidiaries. When this process is completed, the

Company will be able to determine the impact of consolidating these subsidiaries on stockholders' equity and total assets. However, based upon the information currently available, the Company does not believe that the impact on stockholders' equity, total assets or any other balance sheet measure is material as of December 31, 2004 or as of any prior period.

We also have considered the qualitative impact on other factors including compliance with debt covenants, analyst expectations, management compensation, trend of earnings on a consolidated and segment basis and have determined there is no significant impact on any of these qualitative measures.

The Company is currently revising its financial statement close process to prepare IFRS and US GAAP information for all of its subsidiaries and include all subsidiaries in consolidation on a go forward basis. In addition, we will clarify our accounting policy in respect to consolidation in future filings as follows:

"The consolidated financial statements include all subsidiaries. Subsidiaries are defined as entities that are controlled by SGL Carbon AG. Control is presumed to exist when SGL Carbon AG owns, either directly or indirectly, more than half of the voting power of an entity, unless it can be clearly demonstrated that such ownership does not constitute control."

3. As a related matter, we see your disclosures on page F-10 under non-current financial assets that "significant investments are measured at cost" and that "companies no longer consolidated are carried at their net book value". On page F-14 you state that your 51 % share of SGL Tokai CARBON Ltd. "is shown at its carrying amount and is not included in the scope of the consolidation". Please revise your consolidation policy disclosure in future filings to clearly explain the reasons why the accounting is appropriate under IFRS. Tell us and disclose in future filings how you define significant investments. Please also tell us and disclose in future filings how you account for this investment under US GAAP citing the accounting literature you relied upon in your explanation. If significant, please revise to disclose and quantify any significant differences between IFRS and US GAAP in your accounting for this investment.

Response SGL:

The sentence cited from page F-10 under  non-current  financial  assets actually
reads:   "Significant   investments  are  measured  at  equity"  and  refers  to
investments in associates where SGL has a significant influence.

SGL's accounting policy regarding associated companies is to apply the equity method. We will clarify our accounting policy in respect to associates in future filings as follows:

"Investments in associated companies are accounted for using the equity method. An entity is regarded as an associate if SGL has a significant influence to participate in the financial and operating policy decisions of this entity, but has no control over those policies. If an SGL holds, directly or indirectly through subsidiaries, 20% or more of the voting power of the entity, it is presumed that the SGL has significant influence, unless it can be clearly demonstrated that this is not the case."

In respect to SGL Tokai Carbon Ltd. where SGL owns a share of 51%, please refer to question No. 2 as this subsidiary was excluded from consolidation due to immateriality and therefore is included in the analysis discussed thereunder.

4. We note your disclosures that "with the exception of six intermediate holding companies and six small companies, all the financial statements have been audited and certified by independent auditors." Please tell us why you included this disclosure and whether this represents a scope limitation on the audit of your financial statements. Clarify whether these companies were audited by other auditors. Discuss whether this disclosure is required under German statutory requirements or IFRS.

Response SGL:

This disclosure was made by the Company in order to communicate to readers of the financial statements that statutory audits have been performed and opinions issued on the financial statements of most of our subsidiaries. However, this disclosure is unrelated to the overall consolidated SGL Carbon financial statement audit scope and does not represent a scope limitation. This disclosure is not required under German statutory requirements or IFRS, and we will remove this disclosure in future filings.


5. Please tell us and revise future filings to explain the nature of your "hidden reserves and liabilities". Please tell us how record and measure these items under IFRS and US GAAP. If material, please revise your reconciliation of to US GAAP to discuss and quantify any differences between IFRS and US GAAP.

Response SGL:

The wording on page F-8 under the paragraph Consolidation methods "After having recognized hidden reserves and liabilities, any remaining excess of the cost of acquisition over net assets acquired is recognized as goodwill." refers to our accounting policy applied only for business combinations.

All business combinations are accounted for by applying the purchase method, which is in line with both IFRS and US-GAAP. Under this method, the assets acquired and liabilities assumed in a business combination are measured at their fair values at the date of acquisition.

The term "hidden reserves and liabilities" refers to the difference between the fair values and book values of assets acquired and liabilities assumed and is a literal translation from a German expression, which is commonly used in German accounting language describing business combinations. To avoid any misunderstandings we will remove this language in future filings and disclose the following accounting policy:

"Business combinations are accounted for by applying the purchase method. On acquisition date assets acquired and liabilities assumed are measured at their fair values at the date of acquisition. Any excess of the cost of the purchased business over the acquired interest in the net fair value of the identifiable net assets is recognized as goodwill. Until December 31, 2003, goodwill has been amortized on a straight-line basis over its estimated useful life in accordance with IAS 22. As of January 1, 2004, the company adopted IFRS 3. Therefore, goodwill is no longer amortized but reviewed for impairment annually or more frequently if events or changes on circumstances indicate that the carrying value may be impaired."

Income and expenses, page F-12
------------------------------

6. We note on page 49 that you provide return and rotation privileges to your vendors and on page F-12 that you provide rebates. Please tell us and revise future filings to describe the significant terms of your agreements including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Please also discuss how you measure the rebates. Additionally, please tell us and quantify the amount of rebates, returns and stock rotations during each of the past two years. If there are differences in your revenue recognition policies related to these terms under IFRS versus US GAAP, please quantify the differences in your response and, if material, revise to disclose and quantify the differences. Refer to SAB 104, FAS 48 and EITF 01-9 as necessary.

Response SGL:

The disclosure on page 49 in the paragraph "Inventory obsolescence" relates to return and rotation privileges granted by our vendors to SGL, and therefore this does not impact revenue recognition. However, this does impact the determination of any potential net realizable value adjustments on inventory subject to these contractual arrangements. These contractual arrangements are limited in the SGL Group and therefore had no material impact on the financial statements over the past years.

On page F-12 we have disclosed that sales are recorded "net of any discounts and rebates granted". Sales discounts and rebates offered by SGL to our customers include:

     -    discounts for early payment
     -    rebates or volume discounts based on exceeding agreed sales targets

Discounts for early payment are common in Germany and the Company provides our customers with a discount if they pay within a specified period. SGL Carbon records these discounts as a reduction of sales revenue based on the estimated discounts to be taken. Discounts provided to our customer for early payment are typically a 2% discount if paid within 10 days and amounted to (euro) 1.8 million in 2003 and (euro)2.7 million in 2004.

Volume rebates/discounts to be paid are recorded as a reduction of revenue based on the number of customers that it is estimated will ultimately earn these rebates. These discounts are accrued on a rateable basis as sales occur. Volume discount terms are customer specific and are based on annual purchases made by that customer. In the last two years, volume discounts totalled (euro)7.6 million in 2003 and (euro)9.8 million in 2004.

There are no differences in revenue recognition between IFRS and US GAAP in connection with the above sales discounts and rebates.

We will provide the following disclosure in future filings:

"Sales Incentives and Discounts

The Company provides our customers with a discount for early payment of amounts outstanding. We also provide volume discounts to our customers based on their total purchases during a specified term. Such discounts are recorded as a reduction of revenue based on the number of customers that it is estimated will ultimately earn these discounts."

7. We note your revenue recognition policy where you disclose that you recognize sales "at the time of transfer of risk, generally following delivery". Please tell us why you use the term "generally". Explain the other revenue recognition methods used and why. Discuss how the transfer of risk related to the transfer of title when determining when to recognize revenue. Refer to SAB 104.

Response SGL:

Revenue  recognition  criteria  are met at  different  times  during  our  sales activities. All revenues are recognised at the time the risks and rewards of ownership and title to the product have been transferred to the customer, persuasive evidence of an arrangement exists, the price is fixed and determinable and collectibility is reasonably assured. Depending on the various shipping terms used within the SGL Group, in the majority of transactions, this takes place at the time the product is shipped to the customer or after services have been rendered and a future economic benefit will flow to the company. These activities constitute the major part of the recorded sales revenue in the Consolidated Income Statement of the SGL Carbon Group. However, we have used the term "generally" because in some of our business, especially in the PT and in part of the GS businesses, a customer acceptance is often contractually required. The SGL Carbon Group recognises revenue for some customer specific products only after the customer has signed an acceptance form. Such business represents a minor portion of the recorded sales revenue and has an estimated value of approximately (euro)30 million each year in the Consolidated Income Statement of the SGL Carbon Group. Such acceptance acknowledgement is not required in other areas of the business. In these rare circumstances the transfer of risk to the customer is not passed to the customer at delivery but at an earlier or later date, when the customer signs an acceptance form. It is for this type of business we have included the word "generally", as revenue is recognized upon confirmation of customer acceptance.

In order to clarify our Revenue Recognition Policy we will use the following wording in future filings.


"Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment or receipt by the customers, depending on contractual terms. In limited circumstances when contractually required, revenues are recognized for delivered merchandise only upon confirmation of acceptance by the customer."

Note 22. Other provisions, page F-32
------------------------------------

8. We note that miscellaneous other provisions include "precautionary measures in connection with the discontinued operations". Please tell us the nature, timing, and measurement of the amount of the precautionary measures provision. Tell us how you are accounting for this item under US GAAP and why. Please quantify and revise, if material, to disclose any significant differences between IFRS and US GAAP.

Response SGL:

The provision for precautionary measures in connection with the discontinued operations includes contingencies that arose from, and that were directly related to, the operations of the component prior to its disposal. These contingencies include tax and product warranty obligations retained by SGL (i.e. SGL will need to reimburse the purchaser of the ACOTEC Group for these risks).

For the tax contingencies, the Company accrued (euro)1.8 million, which was comprised of specific probable income tax contingencies totalling (euro)1.1 million and probable sales tax contingencies totalling (euro)0.7 million. These contingencies are expected to be settled in the near term. For the warranty obligations, the Company had accrued (euro)1.2 million as of December 31, 2004 based on a historical returns percentage of sales. The vast majority of returns occur within the first few months after a period end but claims can be made up to five years after a period end.

Under US GAAP, we accounted for both the tax and warranty contingencies according to FAS No. 5, "Accounting for Contingencies," as they were both probable and the loss could be reasonably estimated. The recognition criteria for contingencies under IFRS were also met, and therefore, there was no difference between IFRS and US GAAP.

Reconciliation to US GAAP, page F-51
------------------------------------

9. We note that you present "profit from operations before costs relating to antitrust proceedings and restructuring, net" and "profit from operations before costs relating to antitrust proceedings, net" on the face of your consolidated statements of operations and "cash provided by operating activities before payment of antitrust fines" on the face of your
     consolidated   statement  of  cash  flows.  Please  tell  us  whether  this presentation of non-US GAAP information is clearly and specifically identified as an acceptable measure under IFRS. If not, please revise future filings to remove these captions from your financial statements. If these measures are clearly and specifically identified as all acceptable measure under IFRS, please disclose in future filings that these presentations do not comply with US GAAP. As a related matter, we see your disclosures on page F-12 that costs relating to antitrust proceedings and to restructuring measures are disclosed separately "to enhance the quality of presentation of earnings capacity." If this presentation is not required by IFRS please revise future filings to remove this statement.

Response SGL:

The presentations "profit from operations before costs relating to antitrust proceedings and restructuring, net" and "profit from operations before costs relating to antitrust proceedings, net" on the face of our consolidated statements of operations and "cash provided by operating activities before payment of antitrust fines" on the face of our consolidated statement of cash flows, are not specifically required by IFRS. However, IFRS permits issuers provide the reader with additional information by including reasonable sub-positions that identify and show the effect on the financial statements of major factors.

The disclosure on page F-12 that states, "to enhance the quality of presentation of earnings capacity, costs relating to antitrust proceedings and to restructuring measures are disclosed separately", is a reference to these captions.

The company believes that the additional information given by these presentations assist the reader in better understanding the elements of SGL's performance achieved and in assessing future results. However, since the effect of the antitrust and restructuring expenses at this time was primarily in the past, we have already eliminated the presentation of these line items in all our 2005 quarterly reports and we will remove them in future filings of our annual report.

10. Please provide us with your statements of changes in shareholders' equity using balances determined under US GAAP

Response SGL:

Table Equity movement US-GAAP.

Consolidated changes in Equity
(EUR   million)


                                       Issued     Share    Retained thereof from  thereof other Unappropriated  Equity
                                      Capital    Premium   Earnings   currency    comprehensive    surplus/
                                                                     translation     income      Accumulated
                                                                                                   deficit

Balance at Dec. 31, 2002                  56.0      113.7      52.6        (11.5)         (26.2)        (12.6)     209.7
                                     ====================================================================================

Balance at Jan. 1, 2003                   56.0      113.7      52.6        (11.5)         (26.2)        (12.6)     209.7

Appropriation of net loss for 2003                            (12.6)                                    (35.8)     (48.4)
Other recognized gains and losses                               1.6                         1.6                      1.6
Capital increase                           0.8        0.2                                                            1.0
Exchange differences                                          (30.4)       (30.4)                                  (30.4)
                                     ------------------------------------------------------------------------------------


Balance at Dec. 31, 2003                  56.8      113.9      11.2        (41.9)         (24.6)        (48.4)     133.5
                                     ====================================================================================

Balance at Jan. 1, 2004                   56.8      113.9      11.2        (41.9)         (24.6)        (48.4)     133.5

Appropriation of net loss for 2004                            (48.4)                                    (40.3)     (88.7)
Other recognized gains and losses                              (8.9)                       (8.9)                    (8.9)
Capital increase                          86.1      161.9                                                          248.0
Exchange differences                                           (0.3)        (0.3)                                   (0.3)
                                                                                                                     0.0
                                     ------------------------------------------------------------------------------------


Balance at Dec. 31, 2004                 142.9      275.8     (46.4)       (42.2)         (33.5)        (88.7)     283.6
                                     ====================================================================================


by:/s/ Sten Daugaard                                    by: /s/ Wilhelm Hauf
Sten Daugaard                                           Wilhelm Hauf
Chief Financial Officer                                 Head of Group Accounting
Member of the Board of Management